Exhibit 99.1

Vinci Partners Press Release DECEMBER 22 2023

VINCI PARTNERS ANNOUNCES R$875 MILLION FOLLOW-ON OFFERING FOR SHOPPING MALL REIT

Rio de Janeiro, December 22, 2023 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) ("Vinci Partners,” "we," "us," or "our"), the controlling company of a leading alternative investment platform in Brazil, announced today the closing of the tenth issue of additional quotas for “Vinci Shopping Centers” (“VISC”, “The Fund”), a listed shopping mall REIT managed by Vinci Partners’ Real Estate segment.

VISC is Vinci Partners’ first listed REIT and ranks amongst the ten largest market capitalizations for listed REITs in the B3. The Fund is focused on income generation through the acquisition of shopping malls across various regions of the country, standing as the most regionally diversified shopping mall REIT in Brazil.

VISC held an oversubscribed follow-on offering, hitting the hard cap, through a primary issuance. This fundraise adds R$875 million of perpetual capital to Vinci’ assets under management in the Private Markets segment.

“This is the most relevant offer our team has made to date and marks a significant milestone for VISC, establishing it as the largest fund in the Brazilian shopping mall industry. The capital raise will not only fortify our leadership position in the REIT market, but also enhance the Fund’s portfolio diversification with best-in-class assets," said Leandro Bousquet, partner and Head of Real Estate. "Following the start of interest rates cuts initiated in August, the Brazilian REIT industry has entered a new cycle, with increasing demand from investors for primary issuances. A follow-on offering of this magnitude underscores a key moment in the sector. In a short span, we successfully raised R$1.2 billion for VISC through two consecutive offerings, leading to a remarkable year-to-date increase of over 70% in the Fund's market value. Vinci has eight listed perpetual funds throughout our several business strategies, representing R$7 billion in AuM, fully allocated and with the optionality to fundraise. We plan to leverage on our broad product offering to be impactful over this next cycle."

About Vinci Partners Real Estate

Vinci Partners’ Real Estate strategy is primarily focused on the acquisition of core, income-generating assets through public real estate funds (REITs). Our real estate strategy invests across various sub-strategies including shopping malls, industrial and logistics, offices, urban commercial properties, agribusiness, and financial instruments related to real estate assets. The team also manages opportunistic development funds.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, special situations, hedge funds, investment products and solutions and retirement services, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a corporate advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Vinci Partners Press Release DECEMBER 22 2023

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Kate Thompson

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240